[Letterhead of Entrust Financial]

June 17, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:     Jessica Livingston

Re:	Entrust Financial Services, Inc. Schedule 14A Filed May 23, 2005F ile No. 0-23965

Ladies and Gentlemen:

     Entrust Financial Services, Inc. (“Entrust Financial”) has today filed an amended version of its Proxy Statement on Schedule 14A initially filed on May 23, 2005 (the “Proxy Statement”). This letter responds to your letter dated June 7, 2005 relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced submission.

     Entrust Financial’s responses to the Staff’s comments are numbered to relate to the corresponding comments contained in the June 7, 2005 letter. Where applicable, the revised pages or sections of the Proxy Statement have been referenced. For your convenience, included herewith is a “marked” copy of the Proxy Statement, excluding the appendices.

General

1.

Comment:    Please provide the financial information required under Item 14(c)(1) of Schedule 14A. Refer to Question 6 under Section H in the third supplement (July 2001) to the Telephone Interpretations Manual.

     Response:    We agree with the Staff that under Item 14 of Schedule 14A, a sale of substantially all of the assets of a corporation should be treated the same as a merger or other combination transaction, which the telephone interpretation that you reference in your comment confirms. We also believe that Instruction 2 to Item 14A applies equally to a sale of substantially all of the assets as it would to a merger or other consolidation. The shareholders of Entrust Financial will not be receiving any securities of the acquiring corporation and the consideration to be received by Entrust Financial in the sale of substantially all of its assets is the cancellation or assumption of its outstanding liabilities. In addition, only the shareholders of Entrust Financial will be voting on the proposed transaction. Therefore, under Instructions 2(a) and 2(b) to Item 14A, Entrust Financial is not required to provide either the financial information for the acquiring company under Item 14(c)(1) or the financial information for the target and the acquiring company under Item14(b)(8)-(11). However, in response to the Staff’s comments, we have added a Financial Information section on page 55 of the Proxy Statement that incorporates by reference the financial information from Entrust Financial’s Form 10-KSB for the year ended December 31, 2004 and its Form 10-QSB for the three months ended March 31, 2005. A copy of the Form 10-KSB and the Form 10-QSB will be delivered to the shareholders as Appendix E and Appendix F thereto. We also disclose on page 55 that financial information of BBSB and the Entrust Financial Stock Purchasers would not be material to an informed voting decision of the shareholders.

2.	Comment: Please provide a description of the securities for which authorization is being sought. Refer to Item 11 of Schedule 14A.

     Response:    In response to the Staff's comments, we have provided additional disclosure regarding the securities for which authorization is being sought on page 48.

3.	Comment: Please disclose the financial information required under Item 13(a) of Schedule 14A.

     Response:    In response to the Staff’s comments, we have incorporated by reference the financial information contained in Entrust Financial’s Form 10K-SB for the year ended December 31, 2004 and its Form 10-QSB for the three months ended March 31, 2005. Pursuant to Item 13(b)(2) these reports will be delivered to the shareholders along with the Proxy Statement.

4.

Comment:    We note that you use the term “Summary Term Sheet” for a 12-page Q&A. Please revise to include the type of summary term sheet contemplated by Item 1001 of Regulation M-A and Item 14(b)(1) of Schedule 14A, namely a brief description in bullet-point format of the most material terms of the proposed transaction.

     Response:    In response to the Staff’s comments, we have revised the Summary Term Sheet on pages 3 through 10. Due to the complexity of the two transactions and the number of items that the shareholders are voting on, the Summary Term Sheet may be slightly longer than a more typical transaction. Nonetheless, we have revised the Summary Term Sheet to only highlight what we believe to be the most important points and have reduced it to 7 pages.

5.	Comment: Please include the Selected financial data required under Item 14(b)(8) of Schedule 14A.

     Response:    Please see the response to Comment 1 above.

Summary Term Sheet – page 3

6.	Comment: Revise the discussions on pages 9 and 23 of the officers’ and directors’ interests in the transactions to reconcile and update. Also, please state that the interests are “financial.”

     Response:    In response to the Staff’s comments, we have revised the discussions of the officers’ and directors’ interests on pages 7 and 21 to specify that such interests are financial.

Proposal 2 – Approval of the Entrust Financial Stock Sale – page 37

7.	Comment: Please provide a fuller disclosure of the nature of the discussions that took place between March 28 and April 7, 2005.

     Response:    We have revised the disclosure in response to the Staff's comments. See page 36.

     In connection with responding to the comments of the Staff, Entrust Financial acknowledges that:

o	Entrust Financial is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Entrust Financial may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your timely consideration of these matters in your review of the filing referenced above. If you have any questions or would like additional information, please contact me at (303) 322-6999 or Paul Koenig at (303) 672-0105

Very truly yours,

Jeffrey D. Rudolph

Enclosures

cc: Paul Koenig